

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2023

Felipe Canales
Co-Chief Executive Officer
Rose Hill Acquisition Corp
981 Davis Drive NW
Atlanta, GA 30327

> **Re: Rose Hill Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 26, 2023**
> **File No. 001-40900**

Dear Felipe Canales:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Flora Perez